UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING


(Check One):  |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
              |_| Form N-SAR

                  For Period Ended:  December 31, 2001

                           |_| Transition Report on Form 10-K
                           |_| Transition Report on Form 20-F
                           |_| Transition Report on Form 11-K
                           |_| Transition Report on Form 10-Q
                           |_| Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________

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             Read instruction (on back page) Before Preparing Form.
     Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Convergence Communications, Inc.
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Full Name of Registrant

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Former Name if Applicable

102 West 500 South, Suite 320
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Address of Principal Executive Office (Street and Number)

Salt Lake City, Utah  84101
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).



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             (a)    The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
  [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE RESPONSE

State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed) SEE ATTACHMENT.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Scott R. Carpenter                     (801)                532-1234
---------------------------------     ------------------    --------------------
            (Name)                         (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X|Yes  |_| No
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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |_| Yes  |X| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        Convergence Communications, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  April 2, 2001             By:  /s/ Gary Barlow
                                       -----------------------------------------
                                           Gary Barlow, Chief Accounting Officer



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                                   ATTACHMENT

PART III.  NARRATIVE RESPONSE

         The Registrant has been negotiating the terms of a series of interrelated financing transactions, which, if successfully completed, would have provided the Registrant with a credit facility to permit the Registrant to pay its debts as they become due and continue as a going concern, and which would have resolved certain disputes relating to certain debt of one of the Registrant's subsidiaries. Those negotiations terminated without successful resolution on April 2, 2002. The timing of the negotiations (and their outcome) do not provide Registrant adequate time to incorporate their impact on the disclosures set forth in the Registrant's annual report on Form 10-K without unreasonable effort or expense.